Exhibit 21.01

List of Subsidiaries of Netshoes (Cayman) Limited

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Netshoes Holdings, LLC	Delaware, United States of America

NS2.com Internet S.A.	Brazil

NS3 Internet S.A.	Argentina

NS4.com Internet S.A. de C.V.	Mexico

NS4 Servicios de Mexico S.A. de C.V.	Mexico

NS5 Participações Ltda.	Brazil

NS6 Serviços Esportivos Ltda.	Brazil